SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1 (b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2 (b)

(Amendment No. __)

Assurant, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

04621X 10 8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

CUSIP No. 44936D	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortis Insurance N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,199,130*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 50,199,130*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,199,130*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.9%**
12	TYPE OF REPORTING PERSON CO
* See also Item 4(a).
** Based upon 139,959,506 shares outstanding at October 29, 2004 as reported in the Form 10-Q of Assurant, Inc. as filed with the U.S. Securities and Exchange Commission on November 12, 2004. See also Item 4(b).

Item 1(a).	Name of Issuer:

          The issuer of the class of equity securities to which this statement relates is Assurant, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

          The principal executive offices of Assurant, Inc. are located at One Chase Manhattan Plaza , 41st Floor, New York , New York 10005.

Item 2(a).	Name of Person Filing:

          See Item 1 of the cover page.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

          The address of the principal business office and headquarters of Fortis Insurance N.V. is Archimedeslaan 6, 3584 BA, Utrecht, The Netherlands.

Item 2(c).	Citizenship:

          Fortis Insurance N.V. is a public company with limited liability incorporated as a naamloze vennootschap under Dutch law.

Item 2(d).	Title of Class of Securities:

          The title of the class of securities to which this statement relates is Common Stock, $0.01 par value.

Item 2(e).	CUSIP Number:

          The CUSIP number is 04621X 10 8.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: As of December 31, 2004, Fortis Insurance N.V. beneficially owned 50,199,130 shares of common stock of Assurant, Inc.

On January 26, 2005, Fortis Insurance N.V. sold 27,200,000 shares of Assurant, Inc. common stock in a secondary public offering.

Also on January 26, 2005, Fortis Insurance N.V. issued US$774,149,000 aggregate amount of 7.75% bonds that are mandatorily exchangeable for a number of shares of common stock of Assurant, Inc. based on the applicable exchange ratio, or the cash value thereof. The bonds will be exchanged on January 26, 2008, unless exchanged early following a cash merger of Assurant, Inc. or upon certain tax events or unless the exchange is accelerated pursuant to the terms of the bonds. The bonds are mandatorily exchangeable for a maximum number of 22,999,116 shares of common stock of Assurant, Inc.

Fortis Insurance N.V. beneficially owns 22,999,130 shares of common stock of Assurant, Inc. as of the date hereof.

(b)	Percent of class: As of December 31, 2004, Fortis Insurance N.V. beneficially owned 35.9% of the common stock of Assurant, Inc.

As a result of the transactions described above, Fortis Insurance N.V. beneficially owns approximately 16% of the common stock of Assurant, Inc. as of the date hereof.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 of the cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8.	Identification and Classification of Members of the Group.

          Not applicable

Item 9.	Notice of Dissolution of Group.

          Not applicable

Item 10.	Certifications.

          Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTIS INSURANCE N.V.

February 11, 2005

(Date)

/s/ Paul Goris

(Signature)

Paul Goris, Attorney-in-Fact

(Name/Title)

FORTIS INSURANCE N.V.

February 11, 2005

(Date)

/s/ Kristof Macours

(Signature)

Kristof Macours, Attorney-in-Fact

(Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

POWER OF ATTORNEY

The undersigned:

Fortis Insurance N.V., a Dutch limited liability company (“naamloze vennootschap”) with its registered office at Archimedeslaan 6, 3584 BA Utrecht (hereinafter referred to as “Fortis Insurance”)

validly represented by Mr. Anton van Rossum, Chairman of the Board of Directors, pursuant to resolutions passed by the Board of Directors on 27 November 2003 and 8 January 2004,

hereby grants special power of attorney to:

any two persons out of Michel Baise, Jeannine Quaetaert, Frank Van Gansbeke, Betty Keutgen, Christiaan Fornier, Kristof Macours and Paul Goris, with power to act jointly and with authority to sub-delegate, to execute and deliver in the name and on behalf of Fortis Insurance all agreements and documents necessary or appropriate to give effect to the resolutions of its Board of Directors and the Assurant Pricing Committee in connection with the consummation and closing of the initial public offering of Assurant, Inc. referred to herein as Assurant (the “IPO”), and the settlement of the offer to purchase and solicitation of consents relating to the US$150,000,000 7.48% Trust Capital Securities issued by Fortis (US) RegCaPS Funding Trust I and the US$400,000,000 7.68% Trust Capital Securities issued by Fortis (US) RegCaPS Funding Trust II (the “Offer”) and the involvement of Fortis Insurance therein, in particular:

(1) all officer’s certificates, undertakings, letters, powers of attorney, deeds, agreements, payment instructions and such other documents necessary or useful to allow Fortis Insurance to subscribe, on the effective date of the IPO, to an aggregate number of newly issued shares in the capital of Assurant for a total issue price of approximately US$ 725,000,000 and, in general, to take all other action or measures necessary and to do whatever deemed useful for such purposes;

(2) all offering documents, officer’s certificates, undertakings, letters, powers of attorney, agreements (including an underwriting agreement and agreements with Assurant including the shareholders agreement, the registration rights agreement and the cooperation agreement), payment instructions and such other documents necessary or useful for the IPO to be consummated and closed as decided by the Board and the Assurant Pricing Committee and, in general, to take all other action or measures necessary and to do whatever deemed useful for such purposes; and

(3) all officer’s certificates, undertakings, letters, powers of attorney, deeds, agreements, payment instructions, acknowledgements of receipts and such other documents necessary or useful for the settlement of the Offer, including the purchase of the Trust Capital Securities, the exchange of the RegCaPS I and II received in exchange for the Trust Capital Securities with Class B and C shares of Assurant and, in general, to take all other action or measures necessary and to do whatever deemed useful for such purposes, including the dissolution and/or termination of Fortis (US) RegCaPS Funding Trust I and II and Fortis (US) Funding Partners I and II following the closing of the Offer.

This power of attorney shall be governed by and construed in accordance with the laws of The Netherlands.

Made in Brussels on 30 January 2004.

/s/ A. van Rossum

By:	A. van Rossum
Chairman Board of Directors Fortis Insurance N.V.